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                                  UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                   0-26977
                                                                 ---------------
                                   FORM 12b-25                   ---------------
                                                                  CUSIP NUMBER
                           NOTIFICATION OF LATE FILING            550260 10 3
                                                                 ---------------

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
                For Period Ended: December 31, 2001
                                  -----------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:____________________________
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

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PART I--REGISTRANT INFORMATION

Luminant Worldwide Corporation
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Full Name of Registrant


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Former Name if Applicable

520 Post Oak Blvd, Suite 320
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Address of Principal Executive Office (Street and Number)

Houston, Texas 77027
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City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 7, 2001, Luminant Worldwide Corporation, a Delaware corporation (the "Company"), and certain of its subsidiaries filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in U.S. Bankruptcy Court for the Southern District of Texas, Houston (the "Bankruptcy Court"), Case # 01-43445-H3-11 (the "Chapter 11 Proceeding"). On December 10, 2001, the Company entered into an agreement to sell core assets to Chicago-based Lante Corporation. The Company believed that the events of September 11th coupled with the Company's thin cash position and heavy debt load made this asset sale the most prudent step for the Company's creditors, clients, alliance partners and employees. After an open auction required by the Bankruptcy Court, this sale was completed on January 8, 2002 pursuant to section 363 of the Bankruptcy Code. On March 8, 2002, the Company filed a Form 8-K describing the final details of the sale of substantially all of its assets to Lante Corporation. For the benefit of its various stakeholders, the Company also filed a copy of its Monthly Operating Report for January 2002 filed with the Bankruptcy Court.

All of the Company's prior management team has been terminated. The Company's current strategy is to liquidate its assets in an orderly manner. A limited number of persons have been appointed by the Bankruptcy Court to complete this task. Accordingly, there are insufficient personnel to assemble and prepare accurate information necessary to adequately complete a Form 10-K filing. There also are not currently, and will not be, any additional operations to report.

In addition, because of the Company's current financial position, it is incapable of absorbing the costs associated with preparing a Form 10-K, including the preparation of audited and unaudited financial statements not otherwise required by the Bankruptcy Court. As the current market capitalization (approximately $92,000) reflects, there is anticipated to be little, if any, value remaining for stockholders in any plan of reorganization. The costs of a Form 10-K filing would simply reduce the amounts available to creditors of the Company.

The Company's counsel has transmitted a letter to the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") requesting confirmation of its position that under the above described circumstances, the Staff will accept, instead of Form 10-K and Form 10-Q filings, either (i) only a final filing on Form 8-K in accordance with Item 3(b) of Form 8-K or (ii) the Company's monthly reports to the Bankruptcy Court to be filed with the Commission on Form 8-K within 15 calendar days of their submission to the Bankruptcy Court. This latter position was first advanced in Staff Legal Bulletin No. 2 (April 15, 1997).

For the foregoing reasons, the Company is not able to file its Annual Report on Form 10-K for the year ended December 31, 2001 without unreasonable effort and expense.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            David C. Buck, Esq.             713                 220-4301
            -------------------        --------------     ---------------------
                  (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                         [X]Yes [ ]No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [X]Yes [ ]No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.*



================================================================================

                         Luminant Worldwide Corporation

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2002                             By: /s/ H. Malcolm Lovett, Jr.
----------------------------------              --------------------------------

                                                Name:   H. Malcolm Lovett, Jr.
                                                Title:  President



* The effect of the Bankruptcy filing in December 2001 would be reflected in any earnings statements to be included in the Form 10-K, together with the results of operations previously reported and included in the Form 10-Q for the nine months ending September 30, 2001.